Exhibit 99.1

English translation for reference purposes only.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

GENERAL ORDINARY SHAREHOLDERS’ MEETING

July 31, 2025

In Zapopan, Jalisco, on July 31, 2025, at 10:00 a.m., at the corporate domicile of Betterware de México, S.A.P.I. de C.V. (the “Company”), the shareholders of the Company met for the purpose of holding a General Ordinary Shareholders’ Meeting (the “Meeting”), to which they were duly called in accordance with the provisions of the Company’s by-laws in terms of the notice published in the Electronic System of Publications of Mercantile Companies of the Ministry of Economy on July 15, 2025, a copy of which is attached to the minutes of the Meeting as Exhibit A.

In accordance with the provisions of the Eighteenth and Thirty-fourth clauses of the Company’s bylaws, Mr. Luis Germán Campos Orozco, in his capacity as Executive Chairman of the Board of Directors (the “Chairman”), acted as Chairman of the Meeting, and Mr. Reynaldo Vizcarra Méndez, Secretary of the Company (the “Secretary”), acted as Secretary of the Meeting, in accordance with the provisions of the Thirty-fourth clause of the Company’s bylaws.

The Chairman appointed Alejandro Wiechers Lazo and Mariana Fragoso Anaya, as tellers (the “Tellers”), who after accepting their appointment, examined the documents evidencing their status as shareholders or the corresponding proxies, which are attached in a single file to the minutes of the Meeting as Exhibit B, and prepared the attendance list attached to these minutes as Exhibit C, certifying that 20,117,829 (twenty million one hundred seventeen thousand eight hundred twenty nine) shares of the 37,316,546 (thirty seven million three hundred sixteen thousand five hundred forty six) shares representing the capital stock of the Company were represented, which correspond to 53.91% (fifty-three point ninety one percent) of the subscribed and paid-in capital stock of the Company, as mentioned below, together with the Federal Taxpayer Registry Codes of those shareholders of the Company, who are tax residents in the United Mexican States, in compliance with the provisions of section V of subsection B of Article 27 of the Federal Fiscal Code and in the attendance list attached to these minutes as Exhibit C:

Shareholders	Shares Series “A”
Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, acting solely and exclusively as trustee of Trust Agreement number 5616 Represented by Francisco Javier Zenteno Gómez RFC: BIN940223KE0	20,117,829
Total:	20,117,829

Based on the certification of the Tellers, and in accordance with the provisions of Article 189 of the General Law of Commercial Companies and Clause Thirty-Six of the Company’s bylaws, the Chairman declared the Meeting legally installed and proceeded to read the following:

English translation for reference purposes only.

AGENDA

1.	Proposal, discussion, and if applicable, approval of the payment of dividends.

2.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Once the Agenda was read to the shareholders, they proceeded to deal with the matters, as follows:

1.	Proposal, discussion, and if applicable, approval of the payment of dividends.

Dealing with the first item on the agenda, the Chairman of the Meeting informed that is convenient to carry out the distribution of the profits to the Company’s shareholders through the payment of a dividend, charged against accumulated profits, in the amount of $200,000,000.00 Pesos (two hundred million Pesos 00/100, legal currency of the United Mexican States) (the “Q3 2025 Dividend”).

Subsequently, the Chairman of the Meeting explained to the shareholders that. if the dividend payment is approved, it should be carried out in accordance with the Company’s dividend policy, no later than August 28, 2025, at an exchange rate of $18.79 Pesos (eighteen Pesos 79/1000, legal currency of the United Mexican States) per dollar, legal currency of the United States of America, as per the notice that will be given by the Company’s management to the New York Stock Exchange (NYSE) on August 01, 2025, charged against the accumulated Net Tax Profit Account, withholding from each shareholder the applicable taxes in accordance with the current tax legislation, by bank wire transfer to the account designated by each shareholder.

After discussing the foregoing, the represented shareholders unanimously adopted the following:

RESOLUTIONS

RESOLVED, to decree the payment of a dividend to the shareholders for a total amount of $200,000,000.00 Pesos (two hundred million Pesos 00/100, legal currency of the United Mexican States), payable in Mexican Pesos, in proportion to their contributions to the capital stock of the Company, charged against the accumulated profits of the Company, at an exchange rate of $18.79 Pesos (eighteen Pesos 79/1000, legal currency of the United Mexican States) per dollar, legal currency of the United States of America, according to the notice that will be given by the Company’s management to the New York Stock Exchange (NYSE) on August 01, 2025, and to be paid no later than August 28, 2025, charged against the accumulated Net Tax Profit Account, withholding from each shareholder the applicable taxes according to the current tax legislation.

English translation for reference purposes only.

2.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Finally, the Chairman of the Meeting submitted for discussion the last item on the Agenda to designate special delegates to comply with and formalize the resolutions adopted at the Meeting.

By virtue of the foregoing, the represented shareholders discussed the proposal and, by unanimous vote, adopted the following:

RESOLUTION

RESOLVED, to authorize Messrs. Luis Germán Campos Orozco, Andrés Campos Chevallier, Reynaldo Vizcarra Méndez, Francisco Javier Zenteno Gómez, Paola Castaño Ochoa, Mariana Fragoso Anaya, Alejandro Wiechers Lazo and/or Cristina Alexandra Smith Sánchez to (i) go before the notary public of their choice to notarize all or part of the contents of these resolutions; (ii) if necessary, register their contents in the corresponding Public Registry of Commerce; (iii) transcribe the text of these resolutions in the corresponding minute book; (iv) request certified copies of the public instrument; and/or (v) in general, carry out any and all acts that they consider necessary to complete and formalize any of the resolutions approved herein.

It is noted that, from the beginning to the end of this Meeting, the shareholders mentioned in the Attendance List of the Meeting were present.

The following are attached as exhibits to these Meeting minutes:

Exhibit A	Notice of the Meeting published in the Electronic System of Publications of Commercial Companies.

Exhibit B	Documents evidencing the quality of shareholders or the corresponding power of attorney.

Exhibit C	Meeting Attendance List.

There being no further business to discuss, the agenda was deemed fully addressed, and the Meeting was adjourned at 12:15 p.m., following a brief recess to prepare these minutes, which were read and approved by all present, and signed by the Chairman and Secretary of the Meeting.

[Signature pages follows]

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